October 14, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Aviva plc Form 20-F for the Year Ended December 31, 2010 Filed March 24, 2011 File No. 001-34486

Dear Mr. Rosenberg:

We welcome the SEC staff’s comments (letter dated September 14, 2011) regarding the Form 20-F of Aviva plc (the “Group”) for the fiscal year ended December 31, 2010, which was filed with the SEC on March 24, 2011 (the “Form 20-F”). We appreciate your effort to assist us with applicable disclosure requirements and to enhance the overall disclosure in our filings for the benefit of our investors.

Please note that, for ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your comment letter and we have first set forth your comment in full, followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2010

Financial and Operating Performance, page 18

1.	Comment:

We acknowledge your risk factor ‘Interest rate volatility may adversely affect our profitability’ on page 113 that asserts that your spread is a key component of net income. Please provide us proposed disclosure to be included in future periodic reports discussing the effect your spread had on your results of operations for each year presented, the reason for changes in the effect of your spread on your results of operations and the expected effects of your spread on future results of operations.

Response:

We have prepared the following proposed disclosure to be used in future Form 20-F filings as an additional factor under the heading ‘Financial and operating performance – Factors affecting results of operations’ which begins on page 18 of our Form 20-F for the fiscal year ended December 31, 2010.

Interest rate spread

Some of our products, principally traditional whole life insurance, term life insurance, universal life insurance and annuities, including fixed and equity indexed annuities, expose us to the risk that changes in interest rates will reduce our ‘spread’, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on investments intended to support obligations under the contracts. Our ‘spread’ business provides a key component of our net income and as such our results are affected by interest rate volatility. Declining interest rates may reduce our ‘spread’.

Increases in interest rates also could negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, our investments intended to support contracts with higher yielding assets needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We, therefore, may have to accept a lower spread. In addition, rising interest rates may increase the surrenders of life insurance policies and fixed annuity contracts as policyholders choose to forego insurance protection and seek higher investment returns resulting in realised investment losses.

In response to the expected effects of changes in interest rates as described above, we could pursue several options to seek to protect against a negative effect on our profitability including product re-pricing and modifications to maintain our competitive position. In respect of our spread business, assets and liabilities are duration matched and as such small changes in interest rates will cause liabilities and the assets backing those liabilities to move in parallel. Large changes in interest rates might lead to targeted asset-liability re-balancing as part of our ongoing risk management activity.

For additional information about how interest rate volatility may adversely affect our profitability see ‘Shareholder Information – Risks relating to our businesses’.

Our most significant spread businesses are in the US deferred annuities and life businesses within the North American segment and in the UK immediate annuities business within the UK Life segment. During 2010, spread income increased 32% to £890 million as the spread margin increased to 114 bps (2009: 94 bps) of average reserves. This was mainly driven by our US business where spread income increased 88% to £441 million (2009: £235 million) as the spread margin increased to 155 bps (2009: 92 bps) which included the benefit of continued management actions which included product re-pricing, product commission adjustments, new product introduction, and ongoing asset-liability management. UK spread income was relatively flat at £173 million compared with the prior year (2009: £166 million).

During 2009, the Group’s spread income increased to £676 million mainly driven by our US business which included the benefit of management actions including product re-pricing and modifications as described above.

Notes to the consolidated financial statements

10 - Tax, page 166

2.	Comment:

Please provide proposed disclosure to be included in future periodic reports that explains the difference (using 2010 amounts as an example) between the tax attributable to policyholder returns of £394 million as presented on the income statement to the different basis of tax-policyholders adjustment in the 2010 tax rate reconciliation of £272 million noted in this note. In addition, for the purposes of explaining the relationship between tax expense and profit (loss) before tax, please include in your proposed disclosure a table that considers the sources of profit and tax, separated by those that are attributable to shareholders and those attributable to policyholders.

Response:

We have prepared the following proposed disclosures to be used in future Form 20-F filings within the tax note in the ‘Notes to the consolidated financial statements’.

In future Form 20-F filings, the tax reconciliation table disclosed within part (d) of the tax note will be separated by the sources of profit and tax attributable to shareholders and those attributable to policyholders. See the table below using 2010 amounts as an example:

	31 December 2010
	Policyholder £m	Shareholder £m	Total £m
Profit before tax (per page 141 Consolidated Income Statement)	394	2,440	2,834

Tax calculated at standard UK corporation tax rate of 28% (2009: 28%)	110	684	794
Different basis of tax – policyholders	272	—	272
Adjustment to tax charge in respect of prior years	—	(28)	(28)
Non-assessable income	—	(93)	(93)
Non-taxable profit on sale of subsidiaries and associates	—	(44)	(44)
Disallowable expenses	—	142	142
Different local basis of tax on overseas profits	—	95	95
Reduction in future local statutory tax rates	—	(26)	(26)
Movement in deferred tax not recognised	—	(156)	(156)
Other	12	(26)	(14)

Total tax charged to income statement (note 10a and page 141 Consolidated Income Statement)	394	548	942

The following explanation, using 2010 as an example, will be disclosed within part (d) of the tax note:

The tax charge attributable to policyholders’ returns is deducted from the Group’s total profit before tax in arriving at the Group’s profits before tax attributable to shareholders’ profits. As the net of tax profits attributable to with-profits and unit-linked policyholders is zero, the Group’s pre-tax profit attributable to policyholders is an amount equal and opposite to the tax charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge and the impact of this item in the tax reconciliation can be explained as follows:

2010 £m
Tax attributable to policyholder returns	394
UK corporation tax at a rate of 28% (2009: 28%) in respect of the policyholder tax deduction	(110)
Other life insurance regime impacts	(12)

Different basis of tax - policyholders per tax reconciliation	272

22 - Financial Investments, page 190

3.	Comment:

Please provide us proposed disclosure to be included in future periodic reports indicating which governments, other than Portugal, Ireland, Greece, and Spain, your £50 billion in debt securities are held.

Response:

We have prepared the proposed tabular disclosure, using 2010 amounts as an example, to be used in future Form 20-F filings. This will be included as an additional table within ‘Analysis of investments’ which begins on page 32 of our Form 20-F for the fiscal year ended December 31, 2010. This will provide further detail additional to the debt securities information currently disclosed within this section.

The following is a summary of non UK government debt by issuer as at 31 December 2010 analysed by policyholder, participating and shareholder funds.

Non UK Government Debt Securities	31 December 2010
	Policyholder £m	Participating £m	Shareholder £m	Total £m
Austria	35	551	36	622
Belgium	35	299	60	394
France	249	6,965	1,496	8,710
Germany	286	1,564	960	2,810
Greece	2	109	4	115
Ireland	48	530	455	1,033
Italy	344	9,415	1,148	10,907
Netherlands	58	804	88	950
Poland	522	839	343	1,704
Portugal	2	355	11	368
Spain	54	868	367	1,289
European Supranational debt	93	2,257	706	3,056
Other European countries	72	222	40	334

Europe	1,800	24,778	5,714	32,292

Canada	11	189	2,243	2,443
United States	116	30	1,649	1,795

North America	127	219	3,892	4,238

Singapore	6	350	141	497
Sri Lanka	11	—	108	119
Other	279	888	365	1,532

Asia Pacific and other	296	1,238	614	2,148

Total (excluding Delta Lloyd)	2,223	26,235	10,220	38,678
Delta Lloyd[1]	1,292	3,744	6,806	11,842
Total	3,515	29,979	17,026	50,520

1.	Explanatory Note for this Response. We have included Delta Lloyd in the table above to show a reconciliation between the total excluding Delta Lloyd which will be comparable with the December 31, 2011 result and that was reported in our Form 20-F for the fiscal year ended December 31, 2010, which included the consolidation of 100% of Delta Lloyd’s Non UK Government Debt Securities.

At 31 December 2010 the Group held a controlling interest of 58% in Delta Lloyd’s issued equity, and in accordance with IFRS, consolidated 100% of Delta Lloyd’s assets and liabilities. As will be explained further in future Form 20-F filings, on 6 May 2011, the Group disposed of a further 15% of our equity holding in Delta Lloyd, reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. After this date, as the Group no longer has the majority of shareholder voting rights, the Group has ceased to consolidate the results and net assets of Delta Lloyd in accordance with IFRS. As a result, a direct comparison of the 31 December 2010 and 31 December 2011 balance sheets for asset quality purposes would be distorted by the effect of this deconsolidation.

We acknowledge that (i) the Group is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff’s comments. We would be happy to assist you further, as necessary, by addressing any additional comments or questions you may have. Please feel free to contact me directly at +44 20 7662 2525.

Sincerely,

/s/ David F. Rogers

David F. Rogers

Chief Accounting Officer

Cc:	Ms. Sasha Parikh

Staff Accountant

Securities and Exchange Commission

Ms. Lisa Vanjoske

Assistant Chief Accountant

Securities and Exchange Commission

Mr. Andrew Moss

Chief Executive Officer

Aviva plc

Mr. Joseph D. Ferraro

Dewey & LeBoeuf LLP